UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

OFFERING STATEMENT

OFFERING STATEMENT PURSUANT TO REGULATION CF OF THE SECURITIES ACT OF 1933

<u>Morning Line Racing LLC Series BYBRN</u>
(Name of Issuer)

Legal Status of Issuer

<u>Limited Liability Company</u>	<u>Delaware</u>	<u>July 30, 2025</u>
(Forum)	(Jurisdiction)	(Date of Organization)

18W140 Butterfield Road, Suite 1500,
<u>Oakbrook Terrace, IL 60181</u>
(Physical Address of Issuer)

As of the date of this Form C, the Company has 0 employees.

<u>39-4602602</u>
(EIN of Issuer)

<u>https://www.morningline.io/BYBRN</u>
(Website of Issuer)

<u>Liquidity.io LLC (FINRA-registered portal)</u>
(Name of Intermediary through which the offering will be conducted)

<u>0001713330</u>	<u>8-70000</u>	<u>289499</u>
(CIK Number of Intermediary)	(SEC File Number of Intermediary)	(CRD Number of Intermediary)

Intermediary will be paid one percent (1%) of the successful amount raised in cash, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with this offering. No other direct or indirect interest in the issuer held by the Intermediary.

Morning Line Racing LLC Series BYBRN offers Profit Sharing Interests that represent a non-voting contractual fractional economic interest in the net proceeds, if any, generated by a specific Thoroughbred racehorse (a bay colt foaled on March 20, 2023, by Beau Liam out of Bayou Miss, by Dixie Union) (the "Thoroughbred Asset"). The Series' objective is to earn and, if and when determined by the Manager, distribute a share of net race purses and, if applicable, net breeding, insurance, or sale proceeds attributable to the Thoroughbred Asset, after payment of applicable expenses, reserves, and allocations as provided in the Series governing documents.

FORM C

MORNING LINE RACING LLC SERIES BYBRN

Offering of Profit-Sharing Interests

This Form C (including the cover page and all exhibits attached, hereto, the "Form C"), is being furnished by Morning Line Racing LLC Series BYBRN, a Delaware limited liability company (as used herein "we", "us," "our," "our Company," "Company,") for the sole purpose of providing information about the Company as required pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201).

The Company is offering up to $5,000,000 (the "Maximum Offering Amount") of Profit-Sharing Interests (the "Securities") on a contingency basis. The Securities represent non-voting contractual economic interests in the Company and are tied to the Company's direct fractional ownership interest in a single Thoroughbred Asset, as described in this Form C (the "Offering"). The Series' objective is to earn and distribute a share of net race purses and, if applicable, net breeding, insurance, and/or sale proceeds attributable to the Thoroughbred Asset, after payment of applicable expenses, reserves, and allocations as described in this Offering.

The Company must raise an amount equal to or greater than the Target Offering Amount on or before December 31, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. The Offering will terminate on the Offering Deadline, unless extended or amended by the Company in its sole discretion in accordance with Regulation CF.

Oversubscriptions up to the Maximum Offering Amount may be accepted. If investment commitments exceed available securities at any tranche or overall, the issuer will allocate securities on a pro rata in proportion to accepted commitments as of a specified cut-off, with any excess funds returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "Investors". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled 'THE OFFERING AND THE SECURITIES - The Securities'.

All investment commitments must be made through the Company's registered crowdfunding intermediary, Liquidity.io LLC (the "Intermediary"). Investor funds will be held in escrow with Liquidity.io, LLC (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Material Changes

If the Company makes a material change to this Offering or to the information displayed in the Data Room on the Morning Line platform, Liquidity.io (our registered crowdfunding intermediary), the Company will notify Investors and require reconfirmation of investment commitments. A "material change" is any change that a reasonable investor would consider important in deciding whether to invest or remain invested, including changes to the Target or Maximum Offering Amounts, pricing or tranche-release methodology, use of proceeds, related-party transactions, financial statements, or the Offering Deadline. If an Investor does not affirmatively reconfirm within five (5) business days after notice, the investment commitment will be canceled automatically, and funds will be returned from escrow; no Securities will be issued.

This Offering is being made pursuant to a federal exemption from registration under the Securities Act of 1933. The Securities have not been registered under state 'blue sky' laws; however, state antifraud laws still apply.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind the Offering at any time and for any reason. The Intermediary also has the ability to reject any investment commitment and may suspend, cancel, or rescind the Offering in accordance with applicable law and its platform policies.

A crowdfunding investment involves risk. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment. Investors should rely only on the information contained in this Form C and the exhibits hereto.

The Company has not authorized anyone to provide information different from or in addition to that contained in this Form C. Statements contained herein as to the content of any agreements or other document are summaries, and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The information contained in this Form C is based on information believed to be reliable; however no representation or warranty is made as to the accuracy or completeness. Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority, nor has any such authority passed upon the accuracy or adequacy of this Form C. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These

forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS."

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTORS EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT INVESTORS WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO THEIR PARTICULAR FINANCIAL SITUATION. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW FACILITATOR AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTORS, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF INVESTORS LIVE OUTSIDE THE UNITED STATES, IT IS THEIR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING

ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. FOREIGN INVESTORS SHOULD ALSO BE AWARE THAT: (I) ANY DISTRIBUTIONS MAY BE SUBJECT TO U.S. WITHHOLDING TAX; (II) ALL INVESTMENTS, REFUNDS, AND DISTRIBUTIONS WILL BE MADE IN U.S. DOLLARS, AND INVESTORS BEAR ALL RISKS ASSOCIATED WITH CURRENCY EXCHANGE RATE FLUCTUATIONS; AND (III) IT MAY BE DIFFICULT TO ENFORCE LEGAL RIGHTS AGAINST THE COMPANY FROM OUTSIDE THE UNITED STATES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTORS.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Investor funds will be held in escrow with Liquidity.io, pursuant to an escrow agreement among the Company, the Intermediary, and the escrow agent, until the Target Offering Amount has been met and one or more closings occur. Any interest earned on escrowed funds will not be paid to investors, as described in the escrow agreement.

(Remainder of page left intentionally blank)

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize certain material terms of this Offering. These summaries do not purport to be complete and are qualified in their entirety by reference to the Certificate of Formation of Morning Line Racing LLC, the Series BYBRN Designation, and the Amended and Restated Limited Liability Company Agreement of Morning Line Racing LLC (the "Operating Agreement" and, collectively with the Certificate of Formation and the Series BYBRN Designation, the "Governing Documents"), as well as applicable provisions of the Delaware Limited Liability Company Act.

General

Morning Line Racing LLC Series BYBRN (the "Company") is a designated protected series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC was originally formed as Morning Line Club 1 LLC on August 16, 2024. On May 14, 2025, the entity's certificate of formation was amended to convert it into a Delaware series limited liability company and to rename it to Morning Line Horse Series LLC. On June 27, 2025, the entity's name was further amended to Morning Line Racing LLC. Series BYBRN was established as a separate protected series of Morning Line Racing LLC on July 30, 2025. Management of the Series is vested exclusively in Morning Line Inc. a Delaware corporation (the "Manager"), acting as the Series Manager pursuant to the Governing Documents.

The Company's purpose is to provide thoroughbred horse racing enthusiasts (each an "Investor") with the opportunity for greater involvement in the sport by enabling them to acquire non-voting Profit Sharing Interests in the Series, which entitle holders to a contractual right to receive a share of distributions, if any, derived from the economic performance of a single identified Thoroughbred horse, a bay colt foaled on March 20, 2023, by Beau Liam out of Bayou Miss, by Dixie Union, named Barracks (the "Thoroughbred Asset").

The Company owns a 20% fractional ownership interest in the Thoroughbred Asset. For more information, see the section titled 'The Thoroughbred Asset.' The Company will manage and ultimately sell the Thoroughbred Asset, which the Company believes possesses the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races. This business model provides Investors with the opportunity to potentially generate revenue, provide long and short-term capital appreciation, and ultimately distribute profits produced by the underlying Thoroughbred Asset upon sale, if ever.

FOR THE AVOIDANCE OF DOUBT, NO ASSETS (REAL OR PERSONAL, TANGIBLE OR INTANGIBLE, INCLUDING CASH OR THE RIGHTS) OF THE COMPANY, OWNED OR HELD BY THE COMPANY, WHETHER OWNED OR HELD BY THE COMPANY AT THE DATE OF ITS FORMATION OR THEREAFTER ACQUIRED, SHALL BE DEEMED TO BE OWNED BY ANY INVESTORS INDIVIDUALLY, BUT SHALL BE OWNED BY, AND TITLE SHALL BE VESTED SOLELY IN, THE COMPANY.

INVESTORS DO NOT ACQUIRE ANY OWNERSHIP INTEREST IN THE THOROUGHBRED ASSET, DO NOT BECOME CO-OWNERS UNDER STATE PROPERTY LAW OR RACING REGULATIONS, AND HAVE NO RIGHTS TO CONTROL, MANAGE, RACE, BREED, SELL, OR OTHERWISE DISPOSE OF THE THOROUGHBRED ASSET. INVESTORS HOLD ONLY A

CONTRACTUAL RIGHT TO RECEIVE DISTRIBUTIONS, IF ANY, FROM THE COMPANY IN ACCORDANCE WITH THE GOVERNING DOCUMENTS.

The Company is located at 18w140 Butterfield Road, Suite 1500, Oakbrook Terrace, IL 60181. The Company's website is www.morningline.io. The Company expects to conduct business throughout the United States and internationally.

The Offering

Securities Offered	Profit Sharing Interests (non-voting, economic rights; digitally recorded on the portal ledger).
Price Per Security	$3.25 initial tranche; subsequent tranches per pricing formula
Target Offering Amount	$32,500 Funds are released at or above Target (rolling closes permitted).
Maximum Offering Amount	$5,000,000
Minimum Individual Investment	$3.25
Offering Deadline	12/31/2026
Escrow Agent	Through Liquidity.io
Intermediary Fees	The Intermediary will receive a fee equal to 1% of aggregate investment commitments accepted in this Offering, payable in cash at each closing.
Use of Proceeds	Acquisition, maintenance, insurance, training, upkeep, offering and marketing costs, and working capital related to the Thoroughbred Asset.
Material Terms of the Securities	No voting rights. Economic pro rata interest in Series/thoroughbred revenues/dispositions, subject to reserves and Manager discretion per Operating Agreement.

Price of the Securities

The Company is offering its "Profit Sharing Interests" at an initial price of $3.25 per Interest. After the initial release, additional Interests may be offered in scheduled tranches. Each subsequent tranche will be priced at 5% above the last trade of BYBRN Interests on the affiliated alternative trading system Liquidity.io LLC, (the "ATS") as of the business day immediately prior to the tranche release.

Because tranche prices are formula-based and may change over time, investors should expect that the per-Interest price may be different across tranches. If a tranche remains unsold for thirty (30) days, the Company may reduce the listed price for that tranche by up to ten percent (10%) per month until sold, as disclosed on the intermediary's portal. Any material change to the pricing method will be reflected in an amendment to this Form C and corresponding updates on the portal.

As required by Regulation Crowdfunding, the Target Offering Amount and Maximum Offering Amount are stated in dollars, not shares. For this offering, the Target Offering Amount is $32,500, and the Maximum Offering Amount is $5,000,000. The Company may conduct one or more rolling closes after reaching the Target Offering Amount and may accept oversubscriptions up to the Maximum Offering Amount. Interests are issued only upon a close, and each Investor's price will be the tranche price in effect when the investor's subscription is accepted.

No early-bird or volume discounts are offered. Subscriptions are accepted in increments equal to the then-current per-Interest price**.**

Terms of the Securities

Overview

The securities offered are non-voting Profit Sharing Interests of the Company, a designated series of a Delaware series limited liability company. Profit Sharing Interests entitle holders to a pro rata share of distributions, if any, based on the economic performance of the Thoroughbred Asset and the relevant distribution policies described in this Form C and the Series documents. Profit Sharing Interests are contractual economic interests and are not equity in, and do not confer ownership of, the underlying horse or any other asset.

Other Classes of Securities

The Company has another class of interests, Membership Interests, all of which are held by Morning Line Racing LLC (wholly owned by Morning Line Inc.). Membership Interests carry all voting and governance rights of the Series. The Profit-Sharing Interests offered in this Regulation Crowdfunding offering are non-voting and carry no governance or control rights.

Voting Rights

Holders of Profit-Sharing Interests do not have voting rights and are not entitled to elect or remove managers, approve transactions, or otherwise participate in governance.

Distributions; Economic Rights.

Distributions, if any, are at the discretion of the Series manager and depend on available cash after payment of expenses and establishment of reserves. The Manager controls day-to-day operations and has discretion to establish reserves and determine if and when cash is distributed. Profit Sharing Interest holders are entitled to their proportional share of distributable amounts, including a percentage of race-purse winnings and of other income streams (such as breeding income, sales proceeds, and certain insurance recoveries), if any, as described in the Series documents and this Form C. There is no assurance that any distributions will be made.

Limits on Transfer

The securities offered in this Regulation Crowdfunding offering are subject to a one-year transfer restriction. During that period, investors generally may not resell their securities unless the transfer is to the issuer, to an accredited investor, to a family member or trust, or in connection with the death or divorce of the investor, or as part of a registered public offering. After one year, resales may occur subject to applicable laws and any platform requirements. There is no assurance that a trading market will develop.

Modification of Securities

The Company may amend terms that do not materially and adversely affect Profit Sharing Interest holders without a vote. Any change that would materially and adversely change the rights of Profit-Sharing Interest holders will be reflected in updated offering materials and, if required, an amendment to this Form C.

Obligation to Contribute Capital

Once an investor has paid the purchase price for Profit Sharing Interests, there is no obligation to make additional capital contributions. Investors are not personally liable for the debts of the Series. However, as with any entity, investors could be required by law to return certain improper or unlawful distributions.

No Ownership of Assets; No Right to Manage

Profit Sharing Interests do not represent ownership, equity, voting, or governance rights in the Series, Morning Line Racing LLC, Morning Line Inc., or the underlying Thoroughbred Asset. Investors have no right to direct operations, care, training, racing, breeding, sale, or any other management decision.

Ranking; Seniority

Profit Sharing Interests are a single class with equal priority among themselves. They are structurally junior to creditors, and expenses of the Series, and subordinate to any amounts the Series manager determines are necessary for reserves.

Form of Security; Records

Profit Sharing Interests are issued in book-entry and/or tokenized form on the Company's records and affiliated ATS systems. Investors will receive electronic confirmations and account statements in lieu of physical certificates.

Dividends

The Company is a limited liability company; it does not pay corporate "dividends." Any payments to holders will be treated as distributions from the Series if and when declared.

Offering Mechanics and Pricing

The Company intends to conduct a staged, tranche-based release schedule of Profit-Sharing Interests. The initial tranche is offered at a fixed price per Profit Sharing Interest. Subsequent tranches, if any, will be priced pursuant to a disclosed pricing formula that may reference recent trading prices of the Interests on an affiliated ATS.

The initial price per Profit Sharing Interest is $3.25. Additional tranches will be released periodically and priced at 1.05 times the last trade of BYBRN Interests on the affiliated ATS as of the business day immediately prior to release If any tranche remains unsold for 30 calendar days, the Company may reduce the listed price by up to 10% per 30-day period until sold, and will post the updated price on the intermediary's portal. Target and maximum offering amounts are stated in dollars in this Form C. If the Company makes a material change to the offering terms, it will file an amendment to this Form C and update the Data Room on the Morning Line portal.

Underlying asset and Series

BYBRN is a separate series of Morning Line Racing LLC. The Series holds a direct fractional ownership interest in a Thoroughbred named Barracks, a colt by Beau Liam out of Bayou Miss (the "Thoroughbred Asset"). The BYBRN Series authorizes the issuance of up to 10,000 Profit Sharing Interests (or Tokens) which correspond to the contractual economic rights described above, with an initial listing price noted in the Series Designation Exhibit A and a tranche release schedule. The Series maintains separate records and liabilities from the Company and any other series.

The Series maintains separate records and liabilities from Morning Line Racing LLC and contemplates staged releases of Profit-Sharing Interests. The initial release occurs at the listing price of $3.25 per Profit Sharing Interest. Subsequent releases are scheduled periodically and may be priced as a specified percentage above the most recent market price reported on the ATS. The Series reserves the authority to adjust the schedule below and to reduce the listed price for Tokens that remain unsold for an extended period, within the bounds disclosed to investors on the portal. Any change to the offering that is material will be reflected in an amendment to this Form C on EDGAR and corresponding updates on the intermediary portal.

BYBRN Token Release Schedule (Illustrative; formula-priced tranches)

Release Phase[1]**	Tokens Released	% of Total (10,000)	Release Timing (relative to prior phase)	Pricing Basis at Release*	Notes
Initial Listing	500	5%	—	$3.25 per token (initial price)	Opening tranche
Secondary Offering	1,000	10%	7 days after Initial	5% above last trade	See pricing footnote
Third Offering	1,000	10%	30 days after Secondary	5% above last trade	—
1st Monthly	1,500	15%	60 days after Secondary	5% above last trade	—
2nd Monthly	1,500	15%	90 days after Secondary	5% above last trade	—

---

[1] The release schedule above is illustrative and subject to change at the Manager's discretion. As of the date of this Form C, the Offering has progressed beyond the initial phases. The current offering tranche and price per Interest are displayed on the Intermediary's portal and are determined in accordance with the pricing formula described herein.

Release Phase[1]**	Tokens Released	% of Total (10,000)	Release Timing (relative to prior phase)	Pricing Basis at Release*	Notes
3rd Monthly	1,500	15%	120 days after Secondary	5% above last trade	—
4th Monthly	1,500	15%	150 days after Secondary	5% above last trade	—
5th Monthly	1,500	15%	180 days after Secondary	5% above last trade	—

**This release schedule is for illustrative purposes only. As of the date of this Form C, the Offering may have progressed through several tranches, and the initial tranches depicted above may no longer be available. The schedule is subject to change. Investors must consult the intermediary's portal for real-time, definitive information on the current active tranche, availability, and pricing.

Intermediate Closings

If the Target Offering Amount is reached prior to the Offering Deadline, the Company may conduct one or more closings before the Offering Deadline, provided that:

1. The Offering must remain open for a minimum of twenty-one (21) days from launch;
2. The Intermediary provides at least five (5) business days' prior notice of an early closing; and
3. The Company continues to meet or exceed the Target Offering Amount as of the early closing date.

Funds from investment commitments accepted after an initial closing will be released to the Company at one or more subsequent closings, and Investors will receive electronic confirmation of their Profit-Sharing Interests following each applicable closing.

Transfer Agent and Registrar

The Company will act as its own transfer agent and registrar for the Securities. Records of ownership will be maintained in electronic book-entry form, and Investors will receive digital confirmations of their holdings.

Capitalization

The Company has initially authorized the issuance of up to 10,000 Profit Sharing Interests, which correspond to the number of tokens made available for trading on the ATS in connection with the Company's existing 20% undivided ownership interest in the Thoroughbred Asset. If the Company acquires an additional ownership interest in the Thoroughbred Asset, the Company may, in its discretion, authorize and issue additional Profit-Sharing Interests in proportion to such increased ownership. Any such issuance may dilute the economic rights of existing holders of Profit-Sharing Interests. While additional issuances may increase the total ownership interest in the

Thoroughbred Asset held by the Company, there can be no assurance that the benefits of any increased ownership will offset the dilutive effect of additional securities issued.

Outstanding Capitalization

The Company is authorized to issue two classes of interests: Membership Interests and Profit-Sharing Interests. As of the date of this Form C, 100% of the issued and outstanding equity consists of Membership Interests held by Morning Line Racing LLC. Membership Interests carry all voting rights. Morning Line Racing LLC is wholly owned by Morning Line Inc. (Delaware), which indirectly controls all voting equity of the Company. No Profit-Sharing Interests are currently outstanding. Profit Sharing Interests are the securities being offered in this Offering; they are non-voting contractual economic interests and entitle holders only to their pro rata share of distributions, if any, based on the economic performance of the Company's ownership interest in the Thoroughbred Asset.

Ownership of Voting Equity

Name of Holder	Class of Security	% of Voting Equity Owned
Morning Line Racing LLC	Membership	100%

Morning Line Racing LLC is wholly owned by Morning Line Inc. (Delaware).

Beneficial Ownership

The Company is a designated protected series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC is 100% owned by Morning Line Inc., a Delaware corporation. The following persons are beneficial owners of 20% or more of the Morning Line Inc.'s outstanding voting equity (calculated by voting power), directly or indirectly: Joel Funk and Tom Taaffe, either individually or through a trust and/or wholly owned entity. No other person or group beneficially owns 20% or more of the issuer's voting equity.

The Company's Business and Business Plan

The racing sector of the horse industry, which includes the Thoroughbred and horse industry, had an estimated impact on the United States economy of $177 billion in 2025. Historically, participation in racing Thoroughbreds has been largely limited to wealthy individuals, due to the substantial financial investment required. The Company aims to democratize access to Thoroughbred racing by providing horse racing enthusiasts with the opportunity for greater involvement in the sport by enabling them to acquire non-voting Profit Sharing Interests in the Company.

The Company's principal objective is to own and manage a fractional ownership interest in the Thoroughbred Asset, which the Manager believes possesses the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races. Proceeds from the sale of Profit-Sharing Interests will be used to fund the Company's fractional ownership interest in the Thoroughbred Asset. Through its ownership interest, the Company aims to generate revenue, provide capital appreciation, and distribute net proceeds to holders of Profit-Sharing Interests, if any.

How We Expect to Generate Revenue

The Company expects to generate revenue through (i) net purse earnings from racing, (ii) potential breeding income if the Thoroughbred Asset retires successfully to stud or broodmare duty, and (iii) proceeds from a sale or other disposition of the Thoroughbred Asset. All such activities are managed by the Manager for the benefit of the Company, to the extent the Manager is able to control.

Distributions, if and when declared, will be made to Investors based on their pro rata ownership of Profit-Sharing Interests. There can be no assurance, however, that the Thoroughbred Asset will earn racing purses, produce breeding revenues, or be sold at a profit.

The Thoroughbred Asset and acquisition plan

The Company holds a direct fractional economic interest in a specific Thoroughbred. The Company may acquire or purchase additional ownership interests over time, subject to availability and Manager discretion. Copies of the bill of sale and any applicable co-ownership documents are included as exhibits or made available in the Data Room.

Operations

Day-to-day equine activities are performed by licensed trainers, veterinarians, and other service providers retained by the Manager. Typical costs include boarding, training, veterinary care, transportation, and race-related fees. Actual expenses vary by location, trainer, and horse condition and may change over time. The Company expects to carry mortality insurance (and fertility insurance, if applicable) in customary amounts; coverage limits and costs may change and may not cover all losses.

Revenue model

Primary revenue sources may include net purses from racing, potential breeding revenue if the Thoroughbred Asset retires successfully to stud or broodmare duty and proceeds from a sale. Net purse proceeds are calculated after customary trainer, jockey, and other race-day deductions. Breeding opportunities and revenue are uncertain and depend on performance, health, and market conditions. There is no assurance of any revenue or profit.

Potential sale and wind-up

Because the Company owns a minority interest in the Thoroughbred Asset, it does not always control if or when the Thoroughbred Asset is sold. When a sale, retirement, or insurance event occurs–whether due to the majority owner's decision or mutual agreement—the Manager will manage the Company's participation in the transaction. Following a sale, or an insurance payout due to covered loss, or other material monetization event, the Company expects to wind up and distribute remaining net proceeds after expenses and reserves to holders of Profit-Sharing Interests in accordance with the Operating Agreement.

Investor economics

Investors purchase Profit Sharing Interests that provide a pro rata contractual right to receive distributions, if any, and do not carry voting rights. Distribution timing and amounts are at the Manager's discretion based on available cash, reserves, and operating needs. The Series structure is intended to segregate assets and liabilities by series as provided in the Operating Agreement and applicable law.

Selection and diligence

The Manager evaluates horses using pedigree, conformation, training observations, race performance data, and veterinary examinations performed by independent professionals. Summaries of selection criteria and exam findings are available in the Data Room for each thoroughbred asset. Past performance and clinical findings are not predictive of future results.

Use of Proceeds

The Company estimates that if the Target Offering Amount of $32,500 is reached, the proceeds will be used as follows:

Approximately $19,500 will be used to reimburse acquisition-related costs already incurred in connection with the Company's ownership interest in the Thoroughbred Asset, and approximately $13,000 is for company expenses (marketing, working capital, etc.). Ongoing operating costs of the Thoroughbred Asset are expected to be funded from trading fees or other Series revenues, as determined by the Manager, and not from additional sales of Profit-Sharing Interests.

Information about Thoroughbred Asset

The Thoroughbred Asset is a bay yearling colt born March 20, 2023, by Beau Liam out of Bayou Miss, by Dixie Union. To date, a veterinarian has taken radiographs and performed a scope, and both were reported within acceptable limits for purchase as a racing prospect.

Operating Expenses

Upon the Closing, the Company will be responsible for the following costs and expenses attributable to the activities of the Company (together, the "Operating Expenses"):

- Any and all ongoing fees, costs and expenses incurred in connection with the management of the Thoroughbred Asset, including bloodstock agent commissions, transportation (other than those related to Acquisition Expenses), boarding, training and racing expenses (nomination fees, entry fees, jockey fees, pony fees, etc.), veterinarian fees, farrier charges, feed supplements and medications, physical therapy charges, equipment costs, research and database expenses, periodic registration fees, marketing, security, valuation, and ownership and management of the Thoroughbred Asset;
- Fees, costs, and expenses incurred in connection with preparing any reports and accounts of the Company, including any required federal or state securities filings and any annual audit of the accounts of the Company;
- Fees, costs, and expenses incurred in connection with making any tax filings on behalf of the Company;
- Any indemnification payments;

- Any and all insurance premiums or expenses incurred in connection with the Thoroughbred Asset, including equine mortality or fertility insurance; and
- Any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

If the Operating Expenses exceed the amount of revenues generated from the Thoroughbred Asset and cannot be covered by any Operating Expense reserves on the balance sheet of the Company, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Company, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Company (an "Operating Expenses Reimbursement Obligation"), and/or (c) cause additional Profit Sharing Interests to be issued by the Company in order to cover such additional amounts.

Oversight and Governance

The Company will not be able to pay a fee or commission to any advisor or other person affiliated with or related to the Manager, advisors, or any Investor, only with the approval of the principals of the Manager who are not parties to the transaction and will be fully disclosed to the Company owners. In such situations, the Manager may consult with unaffiliated advisors who also are not parties to the transaction.

The Company's Financial Condition, Liquidity and Capital Resources

As of January 19, 2026, the Company holds an aggregate of $0 in cash and cash equivalents, leaving the Company with approximately 0 months of runway. The Company had $0 in cash and total assets in an amount of $0 as of January 19, 2026, with no runway available aside from the Company's Manager's commitment to make additional capital contributions in the event of the Company's insolvency during the term of the Offering. The Company must raise capital in this Offering to improve its liquidity position and continue as a going concern with respect to Series BYBRN.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the Company's operations. The Company plans to use the proceeds as set forth above under the section titled "Use of Proceeds," which is an indispensable element of the Company's business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Outstanding Indebtedness

As of the date of this Form C, the issuer has no outstanding indebtedness.

Prior Offerings

The Company has not conducted any prior exempt offerings.

Manager, Officers and Key Persons

The Series is managed by Morning Line Inc. as Series Manager, and the company-level officers were designated in the Operating Agreement.

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
Morning Line Inc.	Series Manager (manages Morning Line Racing LLC – Series BYBRN)	May–June 2025 (Series created and Series Manager designated)	Morning Line Inc. is the managing member/manager for the Series pursuant to the BYBRN Series Designation; confirm any additional management affiliates to disclose.
Joel Jon Funk	Chief Executive Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Mr. Funk is the Chief Executive Officer of Morning Line Racing LLC and is responsible for overall strategic direction, capital formation, regulatory compliance, and financial and operational management of the Series. He also serves as Chief Executive Officer of Morning Line Inc., the managing member of Morning Line Racing LLC. For the eleven years prior to his appointment, Mr. Funk was and is still employed as an attorney and equity partner at Hart David Carson LLP, a corporate and M&A law firm, where his practice focused on corporate structuring, private offerings, commercial transactions, and growth-stage ventures. He advised operating companies and investors on entity formation, securities compliance, strategic transactions, and governance matters. Mr. Funk holds a Juris Doctor from Valparaiso University School of Law and a Masters of Business Administration from Valparaiso University and has experience across corporate governance, venture finance, and early-stage company formation. He has been engaged in the Thoroughbred racing industry and related asset management activities through Morning Line Inc. since its formation.

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
Michael Mazzone	Chief Financial Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Mr. Mazzone serves as Chief Financial Officer of Morning Line Racing LLC and is responsible for financial oversight, reporting, capital planning, and operational budgeting for the Series. He also serves as Chief Financial Officer of Morning Line Inc., the managing member of Morning Line Racing LLC.

Since January 2023, Mr. Mazzone has been Managing Partner of Robin Glen, LLC, a family office advisory and investment firm. From June 2018 through December 2022, he served as Head of Family Office Strategy at Momentum Advanced Planning, where he advised family offices and closely held business owners on investment structures, succession planning, and strategic planning. From September 2016 to July 2018, he was a Director at Pioneer Wealth Partners, where he advised high net worth families on wealth planning, tax matters, and investment strategy. Prior to that, from January 2010 to September 2016, Mr. Mazzone was a Partner in the Advanced Planning and Family Office Practice Group at Handler Thayer LLP, and earlier served as an attorney with BDO Seidman LLP.

Mr. Mazzone has over a decade of experience in tax planning, family office structuring, investment strategy, and multi-generational wealth planning. |
| **Brock Leach** | Chief Strategy Officer (officer of Morning Line Racing LLC) | June 27, 2025 (appointed as officer) | Mr. Leach serves as Chief Strategy Officer of Morning Line Racing LLC and is responsible for strategic planning, growth initiatives, go-to-market execution, and operational scaling for the Series. He also serves as Chief Strategy Officer of Morning Line Inc., the managing member of Morning Line Racing LLC.

Since January 2025, Mr. Leach has served as Chief Strategy Officer of Morning Line, where he |

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
			develops and executes strategic plans for go-to-market, growth, and organizational development. Prior to joining Morning Line, from February 2019 through December 2023, Mr. Leach served as Chief Executive Officer of Pets Wellness Alliance, where he led operations, new location development, and business scaling initiatives. From November 2017 to November 2018, he was a Co-Founder of Rise Gardens, where he supported strategy and product development efforts related to controlled-environment agriculture. Earlier in his career, from May 2011 to November 2018, Mr. Leach was CEO-Owner of Your Pet's Wellness, where he managed multi-unit operations.
			Mr. Leach holds a degree from Illinois State University and has more than 10 years of experience in founder, executive, and growth leadership roles.
Tom Taaffe	Chief Horse Officer (officer of Morning Line Racing LLC)	June 27, 2025 (appointed as officer)	Mr. Taaffe serves as Chief Horse Officer of Morning Line Racing LLC and is responsible for racing strategy, training coordination, bloodstock advisory, and oversight of the Series' equine operations. He also serves on the Board of Directors with Morning Line Inc., the managing member of Morning Line Racing LLC.
			Since December 2021, Mr. Taaffe has been the Chief Equine Officer and Co-Founder of Morning Line, where he has supported new business development and equine asset operations. Since June 2019, he has also served as an International Relations Consultant for Goffs in Kildare, Ireland. Prior to his current roles, from January 1995 to January 2021, Mr. Taaffe operated Portree Stables, where he trained racehorses and provided bloodstock advisory and purchasing services. Earlier in his career, from January 1981 to January 1994, he was a professional jump jockey working with various trainers in Ireland.

Name	Position(s) with Issuer	Joined Company	Other current occupation and occupation during the last three years
			Mr. Taaffe has more than 30 years of experience in professional racehorse training and bloodstock advisory roles.

Capitalization and ownership

Morning Line Inc., through Morning Line Racing LLC, controls one hundred percent (100%) of the voting Membership Interests of the Company. Profit Sharing Interests are non-voting contractual economic interests and entitle holders only to their share of distributions, if any, in accordance with the Series documents.

Material terms of the securities

Profit Sharing Interests carry no voting or governance rights. Holders are entitled to receive distributions, if any, from net purse earnings, net breeding revenues if applicable, and net sale or insurance proceeds attributable to the Company's ownership interest in the Thoroughbred Asset, as described in the Series documentation. Distributions are made to the record holder at the time of distribution. Upon a sale of the Thoroughbred Asset or a total loss or insurance event, distributions will be made in accordance with the Series Designation and Operating Agreement. Following final distributions, Profit Sharing Interests may be retired or burned, as applicable.

Transfers are subject to the resale limitations in Regulation Crowdfunding during the first twelve (12) months following issuance, except as permitted by Rule 501 of Regulation CF and applicable law.

How the Issuer Will Inform Investors of Progress

The Company will provide Investors with ongoing updates through the intermediary's portal. The issuer will file Form C-U progress updates when reaching 50% and 100% of the Target Offering Amount, and post updates on the intermediary's portal. Notices of material events, changes in the status of the Thoroughbred Asset, tranche releases or closings, and required Regulation Crowdfunding filings will be provided as applicable. Additional disclosures and supporting materials may be made available in the Data Room.

Related Party Transactions

Morning Line Inc. is the sole member and manager of Morning Line Racing LLC and may receive fees, reimbursements, or revenue shares for management, administrative, technology, or platform services as disclosed in this Form C and the Series documentation. Any material related party transactions will be disclosed herein and reflected in the Company's financial statements and related-party footnotes.

Compensated Promoters

The issuer has not engaged any person to promote this offering for compensation.

Financial Information

Financial statements for the issuer will be included as Exhibit A. If the aggregate offering amount across all offerings of the issuer within a twelve (12) month period exceeds the applicable threshold under Regulation Crowdfunding, the issuer will provide reviewed or audited financial statements from an independent public accountant in accordance with Regulation Crowdfunding. The Subscription Agreement and offering materials reference the Form C financials and applicable review status.

Risks of Investing

An investment in the Securities involves a high degree of risk and should be considered only by persons who can afford to lose their entire investment. You should carefully read all of the risk factors below, together with the rest of this Form C, before making an investment decision.

Risks related to our stage, strategy, and management

We have a limited operating history and a relatively new business model as a series issuer offering Profit Sharing Interests tied to a single Thoroughbred Asset. We are early-stage, our plans may change, and there is no assurance we will achieve our objectives or generate profits. Any projections or expectations, if provided, are inherently uncertain and are not guarantees of performance.

We depend heavily on a small management team and key contractors. The loss of one or more key individuals or advisors could harm execution. We may not be able to recruit and retain personnel with specialized equine, racing, compliance, regulatory and technology expertise on commercially reasonable terms or at all.

We may require additional capital. The proceeds of this offering may not be sufficient to fund the Company's operations for the duration of the Thoroughbred Asset's racing or monetization cycle. If we cannot raise additional funds on acceptable terms, or at all, we may have to curtail or cease operations, delay payments, or limit activities related to the Thoroughbred Asset.

We rely on third parties for critical functions. Boarding facilities, trainers, veterinarians, transporters, farriers, insurers, broker-dealer and funding portal partners, ATS and escrow providers, cloud and IT vendors, and other contractors may fail to perform as expected, increase prices, experience outages, or terminate services on short notice, any of which could materially and adversely affect the Company and Investors.

Our financial statements may be limited in scope. Under Regulation CF, early-stage issuers may provide financial statements that are not audited. Investors must rely on limited historical information and management's assumptions, which may prove to be inaccurate or incomplete.

Risks and regulation

Racing and breeding activities are inherently risky and subject to extensive and evolving industry rules, including those of the Horseracing Integrity and Safety Authority (HISA), state racing commissions, and other regulatory or quasi-regulatory bodies. Injury, illness, changes in racing schedules, purse structures, medication rules, enforcement actions, regulatory interpretations, or market downturns may materially and adversely affect the performance, value, or monetization of the Thoroughbred Asset, and in turn, Investor returns. See "Risk Factors."

Risks related to the Series structure and asset model

This is a single-asset, single-Series investment. Investors will not be diversified within the Series, and performance depends entirely on the Company's ownership interest in one Thoroughbred Asset and the execution of the Manager's strategy. Adverse developments affecting the Thoroughbred Asset may materially and adversely affect Investor returns.

Series assets and liabilities are intended to be segregated under Delaware law; however, a court may not recognize such segregation in all circumstances, potentially exposing the Series to liabilities of another series or the parent entity.

Investors do not own any part of the horse, and they have limited rights. Profit Sharing Interests represent a contractual right to participate in distributions, not equity ownership of the Thoroughbred Asset or the Company. Investors have no voting rights, governance rights, inspection rights, or rights to participate in operational decisions, racing decisions, veterinary decisions, sales timing, or breeding choices.

Valuation is subjective

Valuation of racehorse-related interests is inherently subjective and volatile. There is no assurance that the price paid for the Profit-Sharing Interests corresponds to or reflects the realizable value of the Company's ownership interest in the Thoroughbred Asset or the amount Investors could receive upon a sale.

Insurance coverage may be unavailable, limited, or expensive. Mortality or loss-of-use insurance, or fertility insurance, if obtained, may have coverage caps, exclusions, deductibles, and claim limitations, and premiums may rise materially. Insurance proceeds, if any, may not fully compensate Investors for losses.

Dilution

The Company may issue additional Profit-Sharing Interests in the future to fund operations, for other purposes, or acquire additional ownership interests in the Thoroughbred Asset. Any such issuance could dilute existing Investors' economic participation.

Priority on Insolvency

Profit Sharing Interests are not debt and are subordinated to all creditors of the Company. In a liquidation or insolvency, Investors are unlikely to recover the full amount of their investment.

Conflicts of Interest

The offering price has been determined by the Company based on a number of factors and is not the result of arm's-length negotiation or an independent appraisal. No public market exists for the Securities, and none may develop. If a secondary market emerges on an alternative trading system, the price may be volatile and liquidity limited.

The Manager or its affiliates may manage other Series, receive fees or reimbursements, engage in related party transactions, control information flow and timing of sales, or have other incentives that are not fully aligned with those of the Investors, any of which could create potential conflicts of interests.

Risks specific to the Thoroughbred industry

Injury, illness, infertility, or death of the Thoroughbred Asset can result in a total or partial loss of value. Racing and breeding involve significant, unpredictable risks. Even minor injuries can impair performance and value, and catastrophic outcomes are possible.

Performance and commercial value are uncertain. Prospects for racing success or breeding demand are inherently hard to forecast. Pedigree, conformation, and early performance are imperfect indicators of future outcomes.

Regulatory, reputational and integrity risks in racing are significant. Rules governing safety, anti-doping and medication, equine welfare, racing integrity, purse structures, and racetrack operations can change. Investigations or allegations, even if unfounded, can affect eligibility, public perception, and value.

Macroeconomic and industry cyclicality can depress outcomes. Purses, auction prices, betting handle, sponsorships, and buyer demand fluctuate with economic conditions, interest rates, exchange rates, and competing forms of gaming and entertainment.

Operational risks are high

Training decisions, race selection, travel schedules, boarding conditions, veterinary treatment, and weather conditions can materially affect the performance, health, and value of the Thoroughbred Asset. Many of these factors are outside the Company's direct control and involve judgment calls made by third-party professionals, as the Company depends on trainers, jockeys, and veterinarians who serve many clients and may have conflicts or constraints.

Risks related to the tokenized, tranche-based offering format

Variable pricing and staged tranche releases may create disparities among Investors. If later tranches are priced higher than earlier tranches, a subsequent purchaser may have more downside risk relative to their investment amount. Conversely, if market prices fall, the Company may reduce subsequent tranche prices or pause the offering, which could dilute the perceived value for prior Investors or delay the overall funding plan.

A market value decline can occur before, during, or after a tranche. The ATS price can move for reasons unrelated to the Thoroughbred Asset's fundamentals, including low liquidity, limited market depth, or external events. There is no assurance that tranche prices will match secondary prices or that a secondary market will exist.

Pricing formulas based on VWAP, last trade, or similar benchmarks may not reflect fair value due to limited trading activity or market anomalies. Thin trading, one-off prints, stale quotes, or manipulation risk can distort reference prices used for tranche pricing. Any pricing formula may produce results above or below intrinsic value.

Rolling or multiple closes add complexity. Interim closes, Form C amendments, and Form C-U updates may be required as milestones are reached, which can create administrative delays and communication gaps that affect investor expectations.

Risks related to trading, liquidity, and transfer restrictions

There is no public market for the Securities and none may develop. Even if an ATS lists the Securities, trading may be sporadic, spreads wide, and volumes thin. Investors may be unable to sell when they wish or at desired prices.

Securities sold under Regulation CF are restricted. Resales are limited for a period under federal law except in certain circumstances. State blue sky laws may further restrict transfers. Investors should expect to hold for an indefinite period.

Trading systems can fail. The intermediary's or ATS's technology, matching engine, custodial systems, or integrations may be unavailable or experience errors, cyber incidents, or outages that affect price discovery, settlement, or access.

Risks related to the intermediary, broker-dealer, escrow, and payments

The Company depends on a registered funding portal and affiliated broker-dealer/ATS for onboarding, KYC/AML, escrow, and primary and secondary market functions. Any regulatory issue, suspension, cybersecurity event, outage, operational failure, or policy change at these partners can delay or prevent offerings, closings, or trading.

Escrowed funds typically do not earn interest for Investors. If the Target Amount is not met or if a closing is delayed, funds may be returned without interest and after administrative processing.

Payment processors and banks present counterparty risk. Holds, chargebacks, fraud controls, sanctions screening, or bank holidays can delay settlement. Account freezes or regulatory inquiries can interrupt operations.

Risks related to Regulation CF and securities law compliance

The Company may be constrained by the $5,000,000 annual Regulation CF cap and aggregation rules. If the issuer, together with entities that must be integrated, exceeds the annual limit, offerings could be delayed, suspended, downsized, or moved to other exemptions. Interpretations can evolve and may be applied in ways that limit our plan.

Updates and amendments may be required. Material developments, tranche changes, pricing adjustments, or significant new information can require filing a Form C amendment and investor reconfirmations, which can delay closings or cause commitments to be canceled.

Bad actor disqualification would prevent the Company from using Regulation CF. Unexpected findings about covered persons could require remediation or preclude future reliance on the exemption.

The Profit-Sharing Interests are securities offered pursuant to Regulation Crowdfunding and are recorded in digital, book-entry form on systems operated by or in coordination with third-party intermediaries and alternative trading systems. Regulatory interpretations regarding digital representations of securities, tokenized records, or technology-enabled trading systems may evolve over time.

If regulators, self-regulatory organizations, or courts were to view any aspect of the Company's securities, recordkeeping methods, distribution mechanics, or secondary trading arrangements differently in the future, the Company could face additional compliance obligations, regulatory inquiries, limitations on transfer or trading, increased costs, or requirements to modify or discontinue certain offering or trading practices. Any such developments could materially and adversely affect Investors, including by limiting liquidity or increasing expenses borne by the Series.

Risks Specific to Foreign Investors

This Offering is governed by U.S. law and is not intended to solicit investment from outside the United States. Foreign investors who choose to participate are solely responsible for complying with the securities laws and other regulations of their home jurisdiction and may face additional risks. These risks include, but are not limited to: (i) the Company or its Intermediary may reject investment commitments from non-U.S. persons for any reason, including due to sanctions, anti-money laundering policies, or other compliance concerns; (ii) distributions to foreign investors may be subject to U.S. tax withholding, which could reduce the net amount received; (iii) currency exchange rate fluctuations between the U.S. dollar and the investor's local currency may adversely affect the value of their investment and any distributions; and (iv) legal recourse may be difficult, as investors may be required to bring claims in U.S. courts, as specified in the governing documents. Foreign investors should consult their own legal and tax advisors regarding the implications of investing in this Offering.

Bad Actor Disqualification

After conducting the background and disqualification checks required by Regulation Crowdfunding, the Company has determined that it is not subject to disqualification under the 'bad actor' rules, and no covered person has a disqualifying event that would preclude reliance on Section 4(a)(6).

Ongoing Reporting; Annual Reports

The Company will file annual reports on Form C-AR on EDGAR and post such reports on its website at https://www.morningline.io/BYBRN within 120 days of the end of each fiscal year, as required by Rule 202 of Regulation Crowdfunding. The Company has not previously failed to comply with the ongoing reporting requirements of Rule 202. The Company's annual reports will include the information required by Rule 202. The Company's obligation to file annual reports will terminate upon the earliest of: (i) the Company becoming a reporting company under the Exchange Act; (ii) all of the Company's Securities sold in this Offering being purchased by one holder or the Company; or (iii) three years after the date of this Offering, provided the Company has filed at least one annual report and has fewer than 300 holders of record. The Company will also provide Form C-U progress updates as required by Rule 203.

Investment Company/Adviser

The Company intends to operate in a manner that does not require registration as an investment company, and the Manager is not required nor intends to register as an investment adviser. If that conclusion were to change due to facts or law, the Company could be required to alter operations materially or cease offering securities, which could adversely affect investors.

Risks related to technology, cybersecurity, data, and privacy

The Company relies on software systems, cloud infrastructure, and third-party technology platforms and integrations to conduct its operations, including investor onboarding, identity verification, escrow processing, ownership recordkeeping, distributions, regulatory filings, and investor communications. Software bugs, system outages, capacity constraints, vendor failures, cybersecurity incidents, or changes to application programming interfaces (APIs) or platform policies could disrupt these functions, delay transactions or distributions, impair access to records, or otherwise adversely affect the Company's operations and Investor experience.

Cybersecurity and data privacy risks are material. The Company and its service providers collect, store, and transmit sensitive information, including personal, financial, and transactional data of Investors. Unauthorized access, phishing attacks, credential theft, malware, ransomware, or other security breaches affecting the Company or its vendors could result in the loss, misuse, or unauthorized disclosure of such information and may give rise to regulatory inquiries, contractual claims, litigation, remediation costs, operational disruption, and reputational harm. While the Company and its service providers maintain security controls, no system can be guaranteed to be secure.

The integrity of digital records is critical to the Company's business. Ownership records, transaction histories, acknowledgments, and disclosures are maintained in electronic form across internal systems and third-party platforms. If recordkeeping systems, audit trails, time-stamping mechanisms, or version controls are incomplete, inconsistent, unavailable, or disputed, the Company could face investor disputes, regulatory scrutiny, delays in closings or distributions, or challenges related to compliance with securities laws and record retention requirements.

Risks related to taxes and accounting

Tax treatment is complex and may change. Classification of the instrument, character of distributions, information reporting, and investor-level tax consequences can vary by investor and jurisdiction. Investors should seek their own tax advice.

Information returns may be limited. Investors may not receive the same tax forms they receive from public companies, and the timing of tax information may not align with investor preferences.

General investment and market risks

This is a highly speculative, illiquid investment with no guaranteed distributions. You should not invest unless you can bear a total loss and an indefinite holding period.

Economic, political, and public health events can negatively affect results. Recessions, inflation, interest rate changes, banking stress, pandemics, armed conflicts, and natural disasters can impair operations, racing calendars, and investor demand.

Future financings or issuances may dilute economic outcomes. The Company may issue additional interests or restructure economics to fund operations or respond to conditions, which could reduce per-Security participation in proceeds.

We may not make distributions

Even if the underlying Thoroughbred Asset earns race purses or generates other revenue, the Manager may determine to retain cash to fund operating expenses, establish reserves, satisfy contingencies, reinvest, or support ongoing operations. There is no guaranteed distribution policy, and Investors should not expect regular or predictable distributions, if any.

Legal, contractual, and dispute risks

The Company's governing documents contain indemnification and limitation-of-liability provisions for the Manager and certain Covered Persons, subject to customary exceptions (e.g., fraud, willful misconduct, or gross negligence). Insofar as indemnification for liabilities arising under the federal securities laws may be permitted, the Company has been advised that such indemnification is against public policy and therefore unenforceable.

Investors may be subject to forum selection, arbitration, or waiver provisions. These provisions, if included in governing documents, can affect the venue, process, and remedies available to Investors for certain claims, subject to applicable law.

Indemnification provisions can reduce amounts available for distribution. If the Series or Company must indemnify covered persons or pay legal expenses, those amounts reduce cash available to Investors.

Forum/jury-trial summary

The Company's Operating Agreement includes an exclusive-forum provision for certain internal-affairs claims and a jury-trial waiver, each subject to applicable law and with no application to claims under the federal securities laws. Investors should review the Operating Agreement for a complete description of these provisions and their potential impact.

Forward-looking statements are uncertain

This Form C contains forward-looking statements based on current expectations, assumptions, and beliefs of management. Actual results may differ materially from those expressed or implied by such statements due to risks, uncertainties, and other factors described herein.

An investment in the Profit-Sharing Interests involves significant risks

The value and performance of the underlying Thoroughbred Asset are uncertain and subject to numerous factors, including injury, illness, training variability, racing conditions, regulatory compliance, and market demand. Revenues from racing purses, breeding activities, or other activities are not guaranteed and may be insufficient to cover expenses or produce distributions. Liquidity for the Profit-Sharing Interests depends on participation in the intermediary platform and any affiliated ATS, as well as applicable resale or transfer restrictions. Compliance risks exist across racing jurisdictions, including medication and anti-doping rules, which can lead to disqualifications, forfeiture of purses, fines, suspensions, and reputational harm. Additional risks arise from potential aftercare obligations, mortality and loss events, variability in sale timing and pricing, and the possibility of regulatory characterization issues involving investment company or investment adviser status, depending on business evolution. A fuller narrative appears in the risk section and draws on the Additional Risk Factors provided.

There is no present market for the Securities, and the Company has arbitrarily set the price.

The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on the Company's asset value, net worth, revenues or other established criteria of value. The Company cannot guarantee that the Securities can be resold at the offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or approved the Offering or passed upon the accuracy of adequacy of this Form C. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit Individual Investors commitment amounts based on the Company's determination of an Investors' sophistication.

The Company may prevent any Investors from committing more than a certain amount in this Offering based on the Company's determination of the Investors' sophistication and ability to assume the risk of the investment. This means that Investors' desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be canceled.

The Company has set a Target Offering Amount of $32,500 for this Offering. However, there exists a risk that the Company may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, and all investment commitments will be cancelled. And all committed funds will be returned to the respective investors. The Company's ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investors' interest, and economic circumstances, which may be beyond the Company's control. Failure to reach the Target Offering Amount could limit the Company's access to the necessary capital to support its strategic initiatives, potentially affecting its business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that Investors' investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While Investors have the right to cancel their investment in the event the Company extends the Offering Deadline, if Investors choose to reconfirm their investment, their investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to the Investors without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to Investors.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means Investors' failure to participate in the Offering in a timely manner, may prevent them from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act").

The Manager will have substantial discretion to determine whether, when, and in what amounts distributions, if any, are made to holders of Profit-Sharing Interests.

Under the Operating Agreement, the Manager will distribute cash available for distribution only after reserving amounts the Manager reasonably believes are necessary to provide adequate working capital for ongoing operations and to satisfy anticipated obligations, contingencies or expenses. Revenue generated from racing and related activities is intermittent, variable, and highly unpredictable, and the timing and magnitude of future cash needs cannot be forecast with certainty.

As a result, the Manager must exercise substantial judgment in determining whether cash is reasonably available for distribution at any given time. Investors should not expect to receive distributions regularly, if at all.

The Manager may issue additional Profit-Sharing Interests after the closing of this Offering to fund operating expenses, working capital needs, or other Company purposes. Any such issuance would dilute the ownership percentage and economic participation of existing Profit-Sharing Interest holders and could reduce both the value of existing Profit-Sharing Interests and the amount of any future distributions payable to the existing Investors.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution, liquidation, or bankruptcy of the Company, the holders of the Profit-Sharing Interests will not be treated as debt holders and will rank junior to all creditors of the Company. Accordingly, Investors are unlikely to recover the full amount of their investment and may receive no proceeds at all.

Any distributions to holders of Profit-Sharing Interests upon a dissolution or liquidation will be made only after all debts, liabilities, and obligations of the Company (including amounts owed to creditors and any senior or preferred interests, if any) have been paid in full, and only to the extent assets remain available for distribution under the Operating Agreement. No assurance can be given that any assets will be available for distribution to Investors in such circumstances.

There is no guarantee of a return on an Investors' investment.

There is no assurance that Investors will realize a return on their investment or that they will not lose their entire investment. For this reason, Investors should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

If a market ever develops for the Profit-Sharing Interests, the market price and trading volume of the Company's Profit Interests may be volatile.

If a market develops for the Profit-Sharing Interests, the market price of the Profit-Sharing Interests could fluctuate significantly for many reasons, including reasons unrelated to the Company's performance or the underlying Thoroughbred Asset, such as the racing performance of related Thoroughbreds, reports by industry analysts, investors' perceptions, and general economic and industry conditions. For example, to the extent that other companies, whether large or small, within the pari-mutuel gaming industry experience declines in their share price, the value of Profit-Sharing Interests may decline as well.

In addition, fluctuations in operating results of the Company or the failure of operating results to meet the expectations of investors may negatively impact the price of its Profit-Sharing Interests. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of the Company's business to a general economic downturn; changes in the laws that affect the Company's operations; competition from other entertainment enterprises; compensation related expenses; application of accounting standards; seasonality; injury to the Thoroughbred Asset, and the

Company's ability to obtain and maintain all necessary regulatory approvals, government certifications or licenses to conduct the Company's business.

This offering is conducted under a federal exemption; it is not registered with state authorities.

Funds from purchasers accompanying subscriptions for the Profit-Sharing Interests will be held in a non-interest-bearing escrow account and will not accrue interest for Investors prior to admission as an Investor to the Company, if it occurs, in respect of such subscriptions.

The funds paid by purchasers for the Profit-Sharing Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as Investors, if it occurs, in respect of the applicable subscriptions. Purchasers may not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, nor Profit Sharing Interests sold, unless valid subscriptions for the Offering are received and accepted prior to the termination of the Offering Period. If the Company terminates the Offering prior to accepting a subscriber's subscription, escrowed funds will be returned, without interest or deduction, to the proposed Investors.

The Manager and its affiliates will not be liable to the Company absent fraud, willful misconduct, or gross negligence. In addition, the Company is obligated to indemnify its officers and the Manager from liability to third parties.

None of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the "Covered Persons") shall be liable to the Company, or any holder of Profit Sharing Interests for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

To the fullest extent permitted by applicable law, the Operating Agreement requires the Company to indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Any amounts paid by the Company pursuant to such indemnification obligations will be borne by the Company and may reduce or exhaust assets otherwise available for distribution to holders of Profit-Sharing Interests. Investors should be aware that indemnification payments may materially and adversely affect the value of the Securities and the amount of any distributions.

Conflicts of Interest

The Manager will devote only such time to the Company's business as it deems necessary. The Operating Agreement allows the Manager and its affiliates to participate in business ventures that are similar to, and that may compete with the Company's business. If the Manager organizes other companies in the future, the Company will be competing with the other companies for the time and talents of the personnel employed by the Manager rendering services to us.

The offering price for the Profit Sharing Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value of assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when the Company's Profit Sharing Interests can be traded publicly.

The price of the Profit Sharing Interests of the Company was not derived as a result of arms-length negotiations but was instead based upon various factors, including the valuation of the Thoroughbred Asset, anticipated market demand, the Company's future prospects, its capital structure, as well as certain expenses incurred in connection with the Offering and ongoing boarding and training costs. These estimated values and Profit-Sharing Interests prices do not necessarily accurately reflect the actual value of the Profit-Sharing Interests or the price that may be realized upon disposition of the Profit-Sharing Interests.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts. The Company's Operating Agreement, to the fullest extent permitted by applicable law, provides for investors to waive their right to a jury trial.

The Company's Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for investors and transferees who become Profit Sharing Interest holders to consent to exclusive jurisdiction of the Delaware Court of Chancery and to waive the right to a trial by jury with respect to claims relating to the Operating Agreement. These provisions may have the effect of limiting the ability of Profit-Sharing Interest holders to bring a legal claim against us due to geographic limitations and may limit an Investors' ability to bring such a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage Investors to the extent a judge might be less likely than a jury to resolve an action in their favor. In addition, if waiver of a trial by jury is determined to be inapplicable to, or unenforceable in respect of, an action or proceeding against us, it may cause us to incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect the Company's business and financial condition.

Neither of these provisions will apply to claims or suits under federal securities laws. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder.

The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

The Company does not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of the Profit Sharing Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager and its employees or affiliates.

If the Operating Expenses of the Company exceed revenues generated from the underlying Thoroughbred Asset and any available cash reserves, the Manager may, in its discretion, advance funds to the Company or cause the Company to incur a reimbursement obligation or loan from the Manager or its affiliates (an "Operating Expenses Reimbursement Obligation") to cover such excess expenses. Any such obligation may bear interest on commercially reasonable terms.

Because the Manager may be entitled to repayment of principal and interest on any Operating Expenses Reimbursement Obligation, the Manager may have incentives that differ from those of holders of Profit-Sharing Interests when determining whether to fund Operating Expenses through loans, capital contributions, or the issuance of additional Profit-Sharing Interests.

Alternatively, the Manager may elect to cause the Company to issue additional Profit-Sharing Interests to fund Operating Expenses. Any such issuance would dilute the ownership and economic interests of existing holders of Profit-Sharing Interests. The Manager's decision among these alternatives may affect the timing and amount of any distributions to Investors and may not be economically optimal for all holders of Profit-Sharing Interests.

Conflicting interests of the Manager and the Investors

The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Thoroughbred Asset owned by the Company in response to an offer to acquire the Thoroughbred Asset. Furthermore, when determining to liquidate the Thoroughbred Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

The Manager's discretionary authority to amend the Operating Agreement.

The Manager has the ability to unilaterally amend the Operating Agreement. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH THE COMPANY CONSIDERS IM MATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS AND RESULT IN THE TOTAL LOSS OF INVESTORS ' INVESTMENT.

Insurance

The Manager expects to carry mortality insurance (and fertility insurance if applicable) on the Company's Thoroughbred Asset and will decide the amount of coverage. Generally, a full mortality policy will insure against loss by death caused directly or indirectly by sickness, accident and/or disease. The amount of recovery generally would be the lesser of the insured amount or the last claiming price (if any) the Thoroughbred has been subjected to at the time of the casualty. If the Thoroughbred Asset enjoys great racing success or its value otherwise increases substantially (which can sometimes occur when a member of the immediate family wins a prestigious race), the Manager may decide not to increase mortality insurance to the level of the animal's value because of the relatively high cost of the additional coverage.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement attached as Exhibit C. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Indemnification of the Manager

The Operating Agreement provides that none of the Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, advisors, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the "Covered Persons") will be liable to the Company or any interest holders for any act or omission taken by the Covered Persons in connection with the business of the Company that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company will indemnify the Covered Persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Covered Persons with respect to the Company and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Marketplace and Competition

The markets in which the Company operates are highly competitive and fragmented. Although the Company already owns a fractional interest in the underlying Thoroughbred Asset, it competes with numerous other horse owners, racing partnerships, syndicates, and racing stables—many of which have greater financial resources, longer operating histories, or deeper industry relationships.

Competition affects access to experienced trainers, jockeys, veterinary services, stall space, race entries, and favorable racing conditions, all of which can influence the performance, visibility, and economic value of the Thoroughbred Asset. In addition, the Company competes with other investment opportunities—both within and outside the Thoroughbred industry—for investor capital and attention, which may affect demand for the Profit-Sharing Interests and liquidity on any secondary market.

The Thoroughbred racing industry is global in scope, and outcomes are influenced by market cycles, auction pricing trends, purse structures, and changing fan and investor preferences. There can be no assurance that the Company will be able to compete effectively in this environment or that competitive pressures will not materially and adversely affect the value of the Thoroughbred Asset or the returns, if any, available to Investors.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on the Company's business or the development of the platform because of defense and settlement costs, diversion of resources, and other factors. The Company is currently not subject to litigation.

Related Party Transactions and Conflicts of Interest

Morning Line Inc., the parent of Morning Line Racing LLC, serves as the Series Manager for Morning Line Racing LLC, Series BYBRN. As Series Manager, Morning Line Inc. directs the Series' operations and has authority over key decisions, including asset management, offering mechanics, pricing and timing of releases, and the sale or disposition of the Series' asset. The governing company agreement further authorizes the Series Manager and the Company to enter contracts, employ service providers, open Series bank accounts, and otherwise bind the Series in the ordinary course of business, and permits affiliates of the member to provide services for market-rate compensation.

Economic allocations involving affiliates

Under the Series Designation, "Winnings" from racing are distributed 75% to Profit Sharing Interest holders and 25% retained by the Company. "Other earned income" such as breeding proceeds, third-party sales revenue, and insurance payouts is split 50% to holders and 50% retained. Upon a sale of the asset, proceeds are distributed as described in the Series Designation, including the "burn" and removal of tokens from holders' wallets after distribution. The Series Designation also provides for distributions following an insured loss. These mechanics, including any reliance on a token "market capitalization" reference where applicable, are set forth in the Series Designation and will govern how and when investors receive payments.

Offering cadence and pricing authority

The Series Designation contemplates staged releases of Profit-Sharing Interests recorded as tokens and allows the Series Manager to modify the release schedule in good faith, with pricing and timing described in Exhibit A to the Series Designation. Any such modifications will be implemented under the authority granted to the Series Manager and reflected on the intermediary portal.

Because Morning Line Inc. controls the Series, sets the release schedule and pricing cadence, and may retain stated percentages of revenues and receive compensation for services, its interests may from time to time, conflict with those of investors. The Company believes these conflicts are addressed through the fixed allocation formulas, the separation of Series assets and liabilities under the company agreement, and the disclosures in this Form C and on the intermediary portal, but investors should carefully consider these relationships when evaluating the Offering.

From time to time the Company may engage in transactions with related persons

Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company acquired its fractional ownership interest in the Thoroughbred Asset pursuant to a bill of sale and related co-ownership documentation, under which the Company purchased a twenty percent (20%) economic interest in the Thoroughbred Asset for an aggregate purchase price of up to $22,000, funded in part from the proceeds of this Offering. The Company does not hold an option to acquire the Thoroughbred Asset; rather, the Company owns its interest outright, subject to customary co-ownership arrangements with the other owners of the Thoroughbred Asset.

The Company, the Manager, and their respective affiliates are subject to various conflicts of interest arising from their relationships and the management of the Company's assets. Material conflicts are described in this Form C, including in the sections entitled "Risk Factors" and "Transactions with Related Persons and Conflicts of Interest." Prospective Investors should carefully review these disclosures.

1 . Limitations of Manager's Fiduciary Duties to Company. The Company's Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager. The Company's Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of the Company's investors and will not be subject to any different standards imposed by its Operating Agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

2. No Conflicts of Interest Policy. The Company, the Manager and their affiliates will try to balance the Company's interests with their own. To the extent that such parties take actions that are more favorable to other entities than the Company, however, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Investors and the value of their Profit Sharing Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

3. Payments from the Company to the Manager and its Employees or Affiliates. If the Operating Expenses exceed the revenue from the underlying Thoroughbred Asset and any cash reserves, the Manager has the option to cause the Company to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such a loan, the Manager may be incentivized to cause the Company to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Profit Sharing Interests to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Company on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Profit Sharing Interests Holders than the dilution incurred from the issuance of additional Profit Sharing Interests.

The Manager determines the timing and amount of distributions of revenue made to Investors. As a consequence, the Manager also determines the timing and amount of payments made to itself, since payments to the Manager are made when distributions of revenue are made to the Investors. The Manager may thus be incentivized to make distributions of revenue more frequently and in greater quantities rather than leaving excess revenue on the balance sheet of the Company to cover future Operating Expenses, which may be more beneficial to another entity.

4. Conflicting interests of the Manager and the Investors. The Manager may choose to use certain bloodstock agents, appraisers, trainers, or other service providers because they get benefits from giving them business, which do not accrue to the Investors. The Manager will determine whether or not to sell the Thoroughbred Asset in response to an offer to acquire the Thoroughbred Asset. Furthermore, when determining to liquidate the Thoroughbred Asset, the Manager will do so considering all the circumstances at the time, which may include obtaining a price for the asset that is in the best interests of a substantial majority, but not all of the Investors.

5. Selection of trainers and races for one Thoroughbred over another owned by a different Entity. The Manager will manage multiple horses and companies, and may be incentivized to enter a Thoroughbred in a certain race, as doing so may generate higher revenue to be distributed to the Manager and investors in a company associated with that particular underlying asset. This may lead the Thoroughbred Asset to generate lower distributions than the underlying assets of other companies. The racing of the Thoroughbred Asset could increase the risk of the Thoroughbred Asset getting injured and could impact the value of the Thoroughbred Asset and, as a result, the value of the Company. The Manager may therefore be conflicted when determining whether to race the Thoroughbred Asset to generate revenue, diminish or increase the Thoroughbred's value, or limit the potential exposure to injury.

The various entities managed by the Manager may compete for the time and talents of the personnel and service providers employed by the Manager to provide certain services to that entity. At times when the service providers are experiencing high demand and have limited capacity at their facilities or within their respective organizations, their services may not be readily available to the Company for which the Manager provides management services. Simply because a trainer, jockey, veterinarian or other service provider is initially available to the Company is no guarantee that the Company will continue to have access to or will be able to increase the use of that service provider. The Manager may have to make decisions and give preferences, access to or allocations of access to certain service providers in high demand to one company over another, which may not be in the best interests of the affected entity. The inability to access the services of a service provider in high demand at a certain time may negatively impact the economic performance of the Company. The Manager and one or more service providers (particularly trainers and veterinarians) may have disagreements over the management of the Company's Thoroughbred Asset that lead to the unwillingness of the service provider to continue to provide such services to the Company. This could lead to a reallocation of the Thoroughbred Asset among other service providers, affording different and less beneficial racing opportunities and lesser quality care of the Thoroughbred Asset and exposing them to greater risk. Such a reallocation could have an adverse impact on the economic performance of the Company.

6. Manager's Discretionary Authority to Amend the Operating Agreement. The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is a party, or is subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as Manager of the Company, but which may not benefit all Investors equally. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager

owes to Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors.

7. Conflicts between the Legal Counsel, the Company, and the Manager Parties. The counsel of the Company is also counsel to the Manager and its affiliates ("Legal Counsel") and may serve as counsel with respect to other entities managed by the Manager (collectively, the "Manager Parties"). Because Legal Counsel represents both the Company and the Manager Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Manager Parties, Legal Counsel may represent the Manager Parties and not the Company. Legal Counsel may, in the future, render services to the Company or the Manager Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of the Company in connection with this Offering and will not be representing the members of the Company other than the Manager. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in the Profit Sharing Interests.

The Funding Portal

Investment commitments must be made through the online platform operated by Liquidity.io, LLC (the "Intermediary"), a registered broker-dealer and FINRA member serving as the crowdfunding intermediary for this Offering. Investors will be required to comply with the Intermediary's know-your-customer ("KYC") and anti-money-laundering ("AML") policies. Investor funds will be held in escrow with a qualified third-party bank until the Target Offering Amount is met and one or more closings occur.

Investors may submit questions and communicate about the Offering only through the Intermediary's communication channels, as required by Regulation Crowdfunding.

TAX MATTERS

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTORS OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTORS' SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, THE COMPANY INFORMS INVESTORS THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

Specifically, distributions to foreign investors may be subject to U.S. federal income tax withholding at a rate of up to 30%, unless a reduced rate is available under an applicable income tax treaty. To claim the benefit of a reduced rate, a foreign investor must provide a properly completed Internal Revenue Service Form W-8 (e.g., Form W-8BEN or W-8BEN-E) to the Company. All investments, distributions, and other payments to or from the Company will be made in U.S. Dollars. Foreign investors bear all risks associated with currency exchange rate fluctuations between the U.S. Dollar and their local currency.

POTENTIAL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES. LEGAL MATTERS.

Any prospective Investors should consult with their own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

Certain officers or representatives of the Company may participate in filmed or recorded media appearances, interviews, or presentations, including presentations made in connection with third-party media programs (each, a "Presentation"). Any such Presentation is provided for general informational or promotional purposes only and is not part of this Offering.

The Company does not adopt, certify, or endorse any statements made in a Presentation unless such statements are expressly included or reiterated in this Form C or the offering materials made available through the intermediary's portal. Investors should not rely on any statements made in a Presentation as a substitute for, or as supplementing, the disclosures contained in this Form C.

Statements made in a Presentation may include general statements of optimism, opinions, or forward-looking statements that are inherently uncertain and may constitute non-quantifiable statements or promotional commentary. Such statements should not be interpreted as guarantees of performance or as representations of historical or future financial results.

Only the information contained in this Form C, together with the exhibits and materials made available through the intermediary's platform, should be relied upon in making an investment decision.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Joel Funk
Joel Funk
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joel Funk
Joel Funk
CEO

Dated: February 16, 2026

EXHIBIT A

Financial Statements

Morning Line Racing LLC Series BYBRN

A Series of Morning Line Racing LLC, a Delaware Series Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountant's Review Report

As of December 31, 2025, and
for the period from July 30, 2025 (inception) to December 31, 2025

MORNING LINE RACING LLC SERIES BYBRN
TABLE OF CONTENTS



To the Managing Member of
Morning Line Racing LLC Series BYBRN
Oakbrook Terrace, IL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Morning Line Racing LLC Series BYBRN (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the period from July 30, 2025 (inception) to December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
February 16, 2026

Morning Line Racing LLC Series BYBRN
Balance Sheet (Unaudited)
As of December 31, 2025

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Accounts receivable		-
Prepaid expenses		-
Total Current Assets		-

Non-Current Assets:

Property and equipment, net		-
Investments		-
Other assets		-
Total Non-Current Assets		-

TOTAL ASSETS	**$**	**-**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:

Accounts payable	$	-
Accrued expenses		-
Other current liabilities		-
Total Current Liabilities		-

Non-Current Liabilities:

Long-term debt		-
Other liabilities		-
Total Non-Current Liabilities		-

Total Liabilities		-

Member's Equity:

Member contributions		-
Retained earnings		-
Total Member's Equity		-

TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**-**

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

Morning Line Racing LLC Series BYBRN
Statement of Operations (Unaudited)
For the period from July 30, 2025 (inception) to December 31, 2025

REVENUES

Revenue	$	-
Total Revenues		-

EXPENSES

Operating expenses	-
Management fees	-
Administrative expenses	-
Professional fees	-
Depreciation and amortization	-
Other expenses	
Total Expenses	-
NET INCOME/(LOSS)	$ -

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

Morning Line Racing LLC Series BYBRN
Statement of Changes in Member's Equity (Unaudited)
For the period from July 30, 2025 (inception) to December 31, 2025

	Member Contributions		Retained Earnings/(Deficit)		Total Member's Equity	
Balance at July 30, 2025 (inception)	$	-	$	-	$	-
Member contributions		-		-		-
Net income/(loss)		-		-		-
Distributions		-		-		-
Balance at December 31, 2025	$	-	$	-	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

Morning Line Racing LLC Series BYBRN
Statement of Cash Flows (Unaudited)
For the period from July 30, 2025 (inception) to December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)	$	-
Adjustments to reconcile net income to net cash:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		-
Accounts receivable		-
Prepaid expenses		-
Accounts payable		-
Accrued expenses		-
Net cash provided by/(used in) operating activities		-

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment		-
Purchase of investments		-
Net cash provided by/(used in) investing activities		-

CASH FLOWS FROM FINANCING ACTIVITIES

Member contributions		-
Proceeds from debt		-
Repayment of debt		-
Distributions to members		-
Net cash provided by/(used in) financing activities		-

NET INCREASE/(DECREASE) IN CASH	$	-
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	-

See accompanying Independent Accountant's Review Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

MORNING LINE RACING LLC, SERIES BYBRN
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from July 30, 2025 (inception) to December 31, 2025

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Morning Line Racing LLC, Series BYBRN (the "Company") is a designed protected series of Morning Line Racing LLC, a Delaware series limited liability company formed on July 30, 2025. The Company's principal objective is to acquire an ownership interest in racehorses with the pedigree, conformation, and athletic potential to compete successfully in allowance and stakes races.

Morning Line Racing LLC was originally formed as Morning Line Club 1 LLC on August 16, 2024. On May 14, 2025, the entity's certificate of formation was amended to convert it into a Delaware series limited liability company and to rename it to Morning Line Horse Series LLC. On June 27, 2025, the entity's name was further amended to Morning Line Racing LLC.

The Company was established as a separate protected series of Morning Line Racing LLC on July 30, 2025. Pursuant to Delaware law and the Company's governing agreements, each series of Morning Line Racing LLC is intended to be legally segregated such that the assets and liabilities of each series are separate and distinct from those of the master limited liability company and from those of any other series. Creditors of a particular series have recourse solely to the assets of that series and not to the assets of the master company or any other series.

The Company was formed for the purpose of acquiring, owning, managing, racing, and ultimately selling a specific thoroughbred racehorse identified as Barracks (the "Horse"). The Horse is expected to constitute the primary asset of the series.

The Horse was initially acquired by Morning Line Inc. On February 1, 2026, after the period covered by these financial statements and the commencement of the Company's Regulation Crowdfunding offering, Morning Line Inc. assigned and contributed the Horse to the Company.

The Company holds direct legal title (or beneficial ownership through customary racing industry structures) to the Horse. The Series is responsible for all expenses related to the acquisition, training, boarding, veterinary care, insurance, transportation, racing, and disposition of the Horse.

The Company maintains its own separate books and records and operates independently from the other series of Morning Line Racing LLC. Accordingly, the accompanying financial statements present the financial position and results of operations of the Company on a stand-alone basis. Management of the Company is vested exclusively in Morning Line Inc. (the "Series Manager"), a Delaware corporation, acting as Series Manager pursuant to the Company's governing agreements.

As a Delaware series limited liability company, liabilities incurred with respect to a particular series are enforceable only against the assets of that series, as provided under Delaware law.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

The accompanying financial statements are stand-alone financial statements of the Company. Certain costs that can be specifically attributable to the operations of the Company may be allocated by the Series Manager to the Company. However, the Company utilizes the Series Manager's centralized processes, systems, and personnel and various other layers of overhead and expenses for which it is not charged and therefore are not reflected in these financial statements. Therefore, the amounts recorded in these financial statements are not necessarily representative of the amount that would have been reflected in the financial statements had the Company been an entity that operated independently of its Series Manager. Consequently, future results of operations should the Company be separated from its Series Manager would include costs and expenses that may be materially different from the Company's historical results of operations, financial position, and cash flows presented herein. Accordingly, these financial statements are not necessarily indicative of the Company's future results of operations, financial position, and cash flows.

MORNING LINE RACING LLC, SERIES BYBRN
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from July 30, 2025 (inception) to December 31, 2025

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2025, the Company did not own any property and equipment, and no depreciation expense was recorded for the period then ended.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2025, the Company had no cash on hand.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts reported on the financial statements approximate their fair value.

MORNING LINE RACING LLC, SERIES BYBRN
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from July 30, 2025 (inception) to December 31, 2025

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition", following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations included in the contract
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

No revenue has been earned or recognized as of December 31, 2025.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation, though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances disclosure requirements related to income taxes, including disaggregation of income tax expense and information about income taxes paid. The amendments are effective for annual reporting periods beginning after December 15, 2024. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern

MORNING LINE RACING LLC, SERIES BYBRN
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from July 30, 2025 (inception) to December 31, 2025

for a reasonable period of time. The Company has limited operating history and will require proceeds from the Regulation Crowdfunding offering to fund ongoing training, racing, and administrative expenses associated with the Horse.

NOTE 4 – MEMBER'S EQUITY

No membership units have been issued, and no capital has been contributed to the Company as of December 31, 2025.

The Company is wholly owned by Morning Line Racing LLC, which holds 100% of the outstanding equity interests of the Company. The Company is a designated series of Morning Line Racing LLC, a Delaware series limited liability company. Morning Line Racing LLC is wholly owned by Morning Line Inc., a Delaware corporation, which, through its ownership and control of Morning Line Racing LLC, controls the Company and is considered a related party for financial reporting purposes.

Investors in this offering will not acquire any equity ownership or voting rights in the Company, Morning Line Racing LLC or in Morning Line Inc. Instead, investors will receive blockchain-based tokens associated with the Company's operations that do not represent an ownership interest in the Company or the Related Party. The tokens entitle holders solely to a contractual right to participate in certain revenues generated from specified horses owned or managed by the Company and do not confer any ownership, voting, dividend, or liquidation rights in the Company.

The sale of tokens by the Related Party, rather than the Company, reflects a contractual profit arrangement as set forth in the Company's operating agreement and related token documentation. Token holders do not hold any equity or ownership interest in the Company. Instead, the tokens entitle holders solely to a contractual right to receive distributions, if any, derived from a specified portion of net revenues generated by designated horses or horse-related activities, as determined and distributed in accordance with the operating agreement and the applicable smart contract terms.

Pursuant to the series limited liability agreement, Morning Line Racing LLC will distribute 75% of the winnings to holders based on their percentage of ownership of the token pool, specifically attributed to the specific horse. 25% of the winnings will be retained by the Company. Winnings shall mean the total gross purse amount awarded to the horse based on its finishing position in a race, less all customary trainer and jockey contingency fees, expenses, and deductions that are standard in the racing industry. The net amount remaining after such deductions shall constitute the winnings to be distributed to holders as set forth in the series limited liability agreement. The remaining 25% is a fee due to a related party, Morning Line Racing LLC.

The Company will retain 50% of other earned income (i.e. breeding, third-party sales, and insurance payouts) and distribute the remaining amount to the holders proportional to their ownership percentage in the token pool, specifically attributed to the specific horse. The remaining 50% is a fee due to a related party, Morning Line Racing LLC.

Any such distributions are contingent upon the generation of applicable revenues and are subject to the payment of operating expenses, fees, reserves, and other costs as provided in the operating agreement. Token holders have no claim to the Company's assets, no right to participate in management or corporate governance, and no entitlement to residual profits, dividends, or liquidation proceeds of the Company. The tokens do not represent equity interests and should not be viewed as traditional equity securities.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and the disclosure of related party transactions.

Morning Line Inc. (the "Related Party") is the ultimate controlling entity of the Company. The Company's membership interests are wholly owned by Morning Line Racing LLC, which is wholly owned by Morning Line Inc. Morning Line Inc. is also designated and serves as the Series Manager pursuant to the Company's operating agreement as is responsible for the management and administration of the Company's operations, including, among other things, overseeing horse acquisitions, racing and training activities, financial administration, and the implementation of token-related contractual arrangements.

MORNING LINE RACING LLC, SERIES BYBRN
Notes to the Financial Statements (Unaudited)
As of December 31, 2025, and for the period from July 30, 2025 (inception) to December 31, 2025

On February 1, 2026, the Company entered into an arrangement with the Related Party, an affiliate of the Company as defined under SEC rules, due to its ownership and control of the Company, pursuant to which the Related Party will sell blockchain-based tokens to investors in an offering under Regulation Crowdfunding. Each token is algorithmically linked to a specific thoroughbred horse owned by the Company, entitling token holders to contractual participation rights in revenues generated by that horse.

On February 1, 2026, subsequent to December 31, 2025, Morning Line Inc., the sole member and Series Manager, assigned and contributed the Horse to the Company. The contribution was recorded at the contributor's historical cost basis in the subsequent reporting period.

Under this arrangement, investors acquire contractual digital interests that entitle holders to a share of revenues or income generated by the underlying horse, as defined in the Company's operating agreement and related token documentation. The terms of the arrangement, including pricing methodology, allocation of proceeds, and the smart contract protocol governing token-related transactions, are administered by the Series Manager. The aggregate value of this arrangement, based on the maximum amount of tokens expected to be offered, is estimated to be $5,000,000, although proceeds are expected to be received over time and will be reported through subsequent Form C-U filings.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatening litigation against the Company or any of its officers.

NOTE 7 – SUBSEQUENT EVENTS

Contribution of Horse

On February 1, 2026, Morning Line Inc. assigned and contributed the thoroughbred horse identified as Barracks to the Company as a capital contribution with a value of twenty-two thousand dollars ($22,000), representing the contributor's historical cost basis in the asset. The contributor will be recognized as a capital contribution in the Company's subsequent reporting period.

Anticipated Regulation Crowdfunding Offering

The Company intends to conduct a Regulation Crowdfunding offering during 2026. As of the date the financial statements were issued, the offering had not commenced, and no offering proceeds had been received.

Management's Evaluation

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2026, the date these financial statements were available to be issued. No additional events require recognition or disclosure.

EXHIBIT B

Offering Page on Intermediary's Portal



Overview | Data Room | Pedigree | Form | Workout | News & Updates





Overview

Percentage on Morning Line: 20%

Barracks

Morning Line has added Barracks to its roster, trained by Kentucky Derby and Breeders' Cup winning trainer Kenny McPeek! Kenny McPeek has over $135m in career earnings, ranking him in the top ten highest earning trainers in North America. This colt's sire (dad), Beau Liam, is making waves at the sales grounds, with his progeny earning 11x more than his stud fee on the sales grounds. Speed is prevalent in this family as Beau Liam earned the fastest win at 6 furlongs in a Maiden Special Weight in the history of Churchill Down's racetrack. This colt not only has speed from his father, but his mother is a proven producer as well. His mother Bayou Miss, produced a colt named Three Echoes who is currently graded stakes placed with lifetime earnings of over $130k as only a 3 year old! This is an active, proven, and young family, so our expectations are high for this colt.

Name	Color
Barracks	Bay
Age	**Pedigree**
3 years	Beau Liam x Bayou Miss
Type	**Trainer**
Colt	Kenneth McPeek



Beau Liam

Liam's Map

Belle of Perintown

Barracks

Bayou Miss

Dixie Union

Jaramar Rain

Unnamed Node

Unnamed Node

EXHIBIT C

Operating Agreement

SERIES DESIGNATION

OF

MORNING LINE RACING LLC, BYBRN

a Delaware series limited liability company

For the purposes of this Series, the "**Horse**" means:

Name	Pedigree	Ownership %	Token Pool
Barracks	Beau Liam x Bayou Miss	20%	10,000

SERIES LIMITED LIABILITY COMPANY AGREEMENT

OF

MORNING LINE RACING LLC, BYBRN

In accordance with the Amended and Restated Series Limited Liability Company Agreement (the "**Company Agreement**") of Morning Line Horse Series LLC, a Delaware series limited liability company (the "**Company**"), effective as of May 14, 2025 (the "**Effective Date**"), this Series Designation (this "**Agreement**") by and between the Company and Morning Line Inc. (the "**Series Manager**") establishes a series of the Company (the "**Series**") and shall be attached to, and deemed incorporated in its entirety into, the Company Agreement as the "BYBRN Designation Exhibit" formed pursuant to the Delaware Limited Liability Company Act (the "**Act**"), under the terms and conditions set forth herein. The Agreement was executed on [   ] (the "**Execution Date**"). Any capitalized term not otherwise defined in this Agreement shall have the meaning ascribed in the Company Agreement (as defined below).

WHEREAS, the Company desires to create a new and separate series of the Company pursuant to the terms of Section 5 of the Company Agreement;

WHEREAS, the Series Manager will manage the Series directly and oversee its activities in accordance with the terms of this Agreement;

WHEREAS, Series shall acquire, own, and manage certain assets separate from assets owned by the Company or associated with any other series as may be formed by the Company ("**Separate Assets**");

WHEREAS, the Company intends that the debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to the Series and its Separate Assets be enforceable against the assets of the Series and its Separate Assets only, and not against the assets of the Company generally or any other series created under the Company Agreement; and

NOW, **THEREFORE**, the Series is designated and established as follows:

1. **Formation**. The Company hereby creates a new and separate series pursuant to the terms of both the Company Agreement and this Agreement. The name of the separate series created hereunder is Morning Line Racing LLC, BYBRN.

2. **Purpose**. The sole business of the Series is to engage in the following activities and exercise the following powers:

(a) Purchase asset(s) within the objectives of the Series;

(b) Transact any and all lawful business for which a Series may be formed under the Act in furtherance of the business objectives stated in the preceding paragraph; and

(c) Transact all business necessary, appropriate, advisable, convenient, or incidental to the foregoing provisions and objectives.

3. **Principal Office; Registered Agent**.

(a) Principal Office. The location of the principal office of the Company shall be 18W140 Butterfield Road, Suite 1500 Oak Brook Terrace, IL 60181 USA. The Series may locate its place of business at any other place as the Series Manager deems advisable; provided that the Series shall at all times maintain a registered agent within the State of Delaware and the state of the Series' principal place of business. The initial registered agent for service of process in Delaware is stated in the Series's Certificate of Formation.

(b) Qualification in Foreign Jurisdiction. The Series Manager is authorized to execute and file on behalf of the Series all necessary or appropriate documents required to qualify the Series to transact or to continue to transact business within any state in which the nature of the activities or property ownership requires qualification.

4. **Management**.

(a) Authority; Powers and Duties of the Member. The management of the Series shall be vested in the Series Manager. The Series Manager shall have the power to do any and all acts necessary, convenient, or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by managers of a series limited liability company under the laws of the State of Delaware. The Series Manager shall have the authority to bind the Series to any legally binding agreement, including setting up and operating separate bank accounts on behalf of the Series.

(b) Powers of the Series Manager. The Series Manager is authorized to make all decisions as to (a) the sale, development, and disposition of the Separate Assets; (b) the purchase or acquisition of other assets of all kinds; (c) the management of all or any part of the Separate Assets; (d) the borrowing of money and the granting of security interests in the Separate Assets; (e) the pre-payment, refinancing, or extension of any loan affecting the Separate Assets; (f) the compromise or release of any of the Series' claims or debts; and (g) the employment of persons, firms, or corporations for the operation and management of the Series' business. In the exercise of its management powers, the Series Manager is authorized to execute and deliver (a) all contracts, conveyances, assignments, leases, sub-leases, franchise agreements, licensing agreements, management contracts, and maintenance contracts covering or affecting the Separate Assets; (b) all checks, drafts, and other orders for the payment of the Series' funds; (c) all promissory notes, loans, security agreements, and other similar documents; and (d) all other instruments of any other kind relating to the Series' affairs, whether like or unlike the foregoing; and (e) any other exclusive authority granted to the Series Manager under the Company Agreement.

(c) Bookkeeping. The Series Manager shall maintain complete and accurate books of account of the Series' affairs at the Series' principal place of business or other agreed location. Such books shall be kept on such method of accounting as the Series Manager shall select. The Series' accounting period shall be the calendar year.

(d) <u>Officers</u>. The Series Manager may, from time to time appoint officers of the Series (the "**Officers**") and assign in writing titles (including, without limitation, President, Vice President, Chief Financial Officer, and Secretary) to any such person. Unless the Series Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title constitutes the delegation to such person of the authorities and duties that are normally associated with that office, including, without limitation, the execution of documents, instruments, and agreements in the name of and on behalf of the Series. Any delegation pursuant to this <u>Section 4(d)</u> may be revoked at any time by the Series Manager in writing.

(e) <u>Exculpation and Indemnification</u>. Except for acts of fraud or reckless or willful misconduct, to the fullest extent permitted by applicable law, the Series Manager and each Officer and employee of the Series, and the officers, directors, and employees of the Series Manager or Company, and any authorized person on behalf of the Series (each of the foregoing an "**Indemnified Person**") shall be indemnified, defended, and held harmless by the Series from and against any and all claims, demands, liabilities, costs, damages, expenses, and causes of action of any nature whatsoever arising out of or incidental to any act performed or omitted to be performed by any one or more of such Indemnified Persons in connection with the business of the Series; provided, that an indemnity under this <u>Section 4(e)</u> shall be paid solely out of and to the extent of the assets of the Series, and shall not be a personal obligation of the Series Manager. All judgments against the Series, the Company, the Series Manager, or such Indemnified Persons where the Series provides indemnification must be satisfied from the assets of the Series.

5. **<u>Tokenization</u>**.

(a) <u>Tokens</u>. The Series will issue digital assets ("**Tokens**") that represent the right to receive profit distributions from the Series. Profit distributions are calculated based on the number of Tokens held in proportion to the total number of Tokens issued and outstanding (the "**Token Pool**") as listed at the top of this Agreement. The calculation of token ownership relative to the Token Pool ("**Token Ownership**") is calculated by dividing the number of Tokens held by a Token Holder by the total number of Tokens in the Token Pool and multiplying the result by one hundred to express a percentage. For example, if a Token Holder owns five thousand (5,000) Tokens and the Token Pool consists of ten thousand (10,000) Tokens, the Token Holder's Token Ownership is 50%.

(b) <u>Non-Ownership</u>. Tokens represent only the right to receive profit distributions from the Series and do not confer any ownership, equity, voting, or governance rights or interests in the Series, the Company, the Series Manager, or in any asset(s) held by the Series, the Company, or the Series Manager. Holders of the Tokens (the "**Token Holders**") shall have no right to participate in the management or decision-making of the Series unless otherwise specified in this Agreement.

(c) <u>Profit Sharing & Distribution</u>.

i. <u>Winnings</u>. The Company will distribute 75% of the Winnings, defined below, to Token Holders based on their percentage of ownership of the Token Pool. 25% of the Winnings will be retained by the Company. The Series Manager will distribute these winnings within five (5) business days of the Company receiving the income to the current owner of the Token at the time of distribution. Winnings shall mean the total gross purse amount awarded to the horse based on its finishing position in a race, less all customary trainer and jockey contingency fees, expenses, and deductions that are standard in the racing industry. The net amount remaining after such deductions shall constitute the Winnings to be distributed to Token Holders as set forth herein.

ii. <u>Other Earned Income</u>. The Company will retain 50% of other earned income (i.e. breeding, third-party sales and insurance payouts) and distribute the remaining amount to the Token Holders proportional to their ownership percentage in the Token Pool. Distribution will occur within five (5) business days of the Company's receipt of the income to the current Token owner at the time of distribution.

iii. <u>Sale of Asset and Burning of Token</u>. The Company and or the Series Manager may sell the horse at any time. If the sale price exceeds the market capitalization of the Token Pool at the time of sale, the Company will retain 30% of the surplus (surplus = sale price – market capitalization), and the remaining amount will be distributed to Token Holders based on their ownership percentage. If the sale price is less than the market capitalization, the funds received will be distributed directly to the Token Holders. All distributions will be completed within five (5) business days of the Company receiving the sale proceeds. Upon distribution, the Tokens will be burned and removed from the owner's digital wallet. A minimum of 30 trades from unique buyers and sellers must occur to establish a valid market cap for the Token.

iv. <u>Loss of Asset and Burning of Token</u>. The Company will maintain insurance on the asset. Upon receipt of an insurance settlement for the loss of the asset, the settlement amount will be distributed to the Token Holders based on their ownership percentage in the Token Pool. Distribution will be completed within five (5) business days of the Company receiving the settlement funds, and the Tokens will be burned and removed from the owner's digital wallet.

v. <u>Withdrawal</u>. Token Holders may request withdrawals from their Balance at any time (subject to the terms of this Agreement and applicable law). The Series shall process withdrawal requests within ten (10) business days of receipt via wire transfer or ACH to the Token Holder's accredited bank account once requested on the Morning Line marketplace.

(d) <u>Distribution Schedule for Tokenized Asset</u>. The schedule for the release and availability of Tokens associated with the asset in this Series is provided in **Exhibit A**. The schedule shall include pricing, timing and subject to the conditions set forth in Exhibit A, which the Series Manager shall have the authority to modify the token release schedule, provided that such modifications are made in good faith and communicated in writing to all Token Holders.

(e) <u>Additional Terms</u>. As part of registration and the investment process, Token Holders must undergo a verification process and review documents including but not limited to Subscription Agreements, accreditation investor documents, a Private Placement Memorandum, and any other documents as required by the Series Manager and the Series. Further, Token Holders must review and sign an investment contract (collectively, the "**Investment Process**"). Token Holders shall review, acknowledge, and agree to be bound by all Investment Process documents in addition to the terms of this Agreement. Token Holders shall promptly provide any additional information or documentation reasonably requested by the Series to ensure compliance with applicable laws, regulations, or the terms of this Agreement or the Investment Process. The Series reserves the right to suspend or terminate the rights of any Token holder who fails to review, acknowledge, or comply with the terms of the Investment Process or this Agreement.

6. **Dissolution**. The Series Manager may dissolve the Series at any time once the Separate Assets have been sold. The dissolution may only be ordered by the Series Manager.

7. **Term**. The term of the Series shall be perpetual unless the Series is dissolved and terminated in accordance with Section 6.

8. **Miscellaneous**.

(a) Agreement to be Bound. The Series Manager agrees to be bound by the terms and provisions of this Agreement.

(b) Headings. The headings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provisions hereof.

(c) No Third-Party Beneficiaries. The provisions of this Agreement are intended to benefit the Series Manager and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Series Manager. To the fullest extent permitted by law, the Series Manager, the Company, or any Officer, as applicable, shall not have any duty or obligation to any creditor of the Company or Series Manager to make any contribution to the Company, the Series, or the Series Manager except as specifically provided in this Agreement. In no event shall any provision of this Agreement be enforceable for the benefit of any person other than the Company and Series Manager and their respective legal representatives, heirs, successors and permitted assigns.

(d) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any conflict of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(e) Consent to Jurisdiction, Venue and Service of Process. All disputes arising out of or related to this Agreement will be brought exclusively in the state or Federal courts located in DuPage County, Oak Brook, Illinois, and the Series Manager hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum.

(f) Severability. In the event that any provision of this Agreement shall be declared to be invalid, illegal, or unenforceable, such provision shall survive to the extent it is not so declared, and the validity, legality, and enforceability of the other provisions hereof shall not in any way be affected or impaired thereby, unless such action would substantially impair the benefits to the

Series Manager of the remaining provisions of this Agreement.

(g) <u>Singular; Plural; Gender</u>. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

(h) <u>Amendments, Consents, and Approvals</u>. This Agreement may not be modified, altered, supplemented, or amended except pursuant to a writing executed and delivered by the Series Manager.

(i) <u>Entire Agreement</u>. This Agreement constitutes the entire agreement with respect to the subject matter hereof and is intended to be, and shall constitute, a legally binding document.

(j) <u>Facsimile Signatures</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by the Series Manager and by electronic signature complying with the U.S. federal ESIGN Act of 2000 (including signature via DocuSign, RightSignature or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of the Series Manager can be seen.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.


THE COMPANY:

MORNING LINE RACING LLC, BYBRN

By: Morning Line Inc.
Its: Sole Member

By: _____
Name: Joel Funk
Its: Chief Executive Officer

THE SERIES MANAGER:

MORNING LINE INC.

By: _____
Name: Joel Funk
Its: Chief Executive Officer


Token Distribution Schedule

Horse Ownership %	20%	
Shares	10,000	
Listing Price	$3.43	
Listing Market Cap	$34,300	

Initial Offering (5%) released at listing	5%	500
2nd Offering (10%) set as limit @ market price + 5% released 7 days after initial listing sold out	10%	1,000
Additional Offerings 15% released Every 30 days after 2nd offering @ market price + 5%	15%	1,500

The Company reserves the right to lower the price of tokens listed for more than 30 days by up to 10% each month they remain unsold.